Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

Morgan Stanley Private Markets and Alternatives Fund - Balanced

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	—		—	—
Fees Previously Paid	$21,171,608.97	(1)	$138.10	$2,923.89
Total Transaction Value	$21,171,608.97	(1)
Total Fees Due for Filing				$2,923.89
Total Fees Previously Paid				$2,923.89
Total Fee Offsets				—
Net Fee Due				$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $2,923.89 was paid in connection with the filing of the Schedule TO-I by Morgan Stanley Private Markets and Alternatives Fund - Balanced (File No. 005-95504) on February 13, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.